UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Freeport-McMoRan, Inc.

File No. 001-11307-01 - CF#32145

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Freeport-McMoRan, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2015, as amended on June 12, 2015.

Based on representations by Freeport-Mc-MoRan, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through January 1, 2023
Exhibit 10.24	through January 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary